AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center

Cambridge, MA 02142

January 11, 2008

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell, Esq.

Re:	Akamai Technologies, Inc.
Definitive 14A
Filed April 9, 2007 – File No. 0-27275
(the “2007 Proxy Statement”)

Ladies and Gentlemen:

This letter is being filed in response to the comments contained in a letter dated December 3, 2007 (the “Letter”) from Pam Howell of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to James H. Hammons, Jr., Assistant General Counsel of Akamai Technologies, Inc. (“Akamai” or the “Company”). The Letter is a follow up to a letter to the Company from the Staff dated August 21, 2007 (the “Original Letter”) and addresses comments made in our response set forth in a letter to the Commission dated September 21, 2007 (the “Original Response Letter”). The comment and response are set forth below and are keyed to the numbering of the comment in the Letter.

1.	We reissue comments six, seven and nine from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You indicate that disclosure of this information would “increase the likelihood of raiding of our personnel.” It is unclear how this is a significant factor given the actual compensation disclosed in the proxy statement and it does not appear to be a valid basis for excluding such information. Please provide us with a detailed explanation for your conclusion that disclosure of targets would result in competitive harm or disclose such information in future filings. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving individual performance goals either corporately or individually are not sufficient. In discussing how likely it would be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of harm.

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January 11, 2008

RESPONSE:

In each of comments six, seven and nine of the Original Letter, the Staff has requested that Akamai provide more specific disclosure with respect to individual or corporate performance targets forming a part of components of executive compensation. The components in question are as follows:

Comment Six:	Cash Incentive Bonus Program; 20% of bonus eligibility based on individual or departmental performance goals and 80% based on the Company’s achievement of revenue and normalized earnings per share targets (the “Cash Incentive Program”).

Comment Seven:	The Cash Incentive Program and restricted stock units with performance-based vesting provisions tied to cumulative three-year revenue and normalized earnings per share targets (the “RSUs”).

Comment Nine:	Stock option awards with provisions allowing the acceleration of vesting of options tied to revenue and normalized earnings per share targets (the “2005 Stock Options”).

As more thoroughly described below, the Company does not believe that additional disclosure of specific targets included as part of the Cash Incentive Program, RSUs and the 2005 Stock Options is required under the materiality standard set forth in Item 402(b). Furthermore, additional disclosure likely would cause Akamai competitive harm which would likely harm, in turn, the Company’s stockholders by reducing the value of the stock they hold in the Company.

Cash Incentive Program

Materiality Analysis

The Cash Incentive Program represented one component of compensation earned by the named executive officers in 2006. As indicated in the 2007 Proxy Statement, a named executive’s bonus under the Cash Incentive Program is weighted as follows: 80% based on Akamai’s achievement of revenue and normalized earnings per share targets for fiscal year 2006 and 20% based on achievement of individual or departmental performance goals during such year. The targets comprising the 80% basis – and Akamai’s achievement against them — are specifically detailed in the 2007 Proxy Statement and provide investors with a clear understanding of the primary and key components in the determination of payments under the Cash Incentive Plan. In the 2008 Proxy Statement and going forward, the Company plans to publicly disclose any revenue or EPS targets applicable to the establishment of executive compensation from the prior year.

As demonstrated by the chart below, compensation paid in respect of the achievement of individual or departmental performance goals in 2006 was not material.

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January 11, 2008

Name and Principal Position	Amount of 2006 Cash Incentive Plan Payment Attributable to Individual Performance Targets ($)	Total 2006 Compensation ($)	Percentage of Total 2006 Compensation Attributable to Column B Payment
Paul Sagan President and CEO	160,000	4,031,360	4.0%
J. Donald Sherman Chief Financial Officer	80,000	1,705,515	4.7%
Robert W. Hughes Executive Vice President, Global Sales, Service and Marketing	146,337	2,294,607	6.4%
Chris Schoettle Executive Vice President, Technology and Networks	80,000	1,569,894	5.1%
Melanie Haratunian Vice President and General Counsel	33,600	1,018,693	3.3%

Akamai’s total revenues in 2006 were $428.7 million; total expenses were $345.6 million. The amounts paid under the Cash Incentive Program in respect of the achievement of individual performance goals in 2006 are not, individually or the in the aggregate (approximately $500,000), material to investors evaluating Akamai’s financial condition and results of operation.

Furthermore, detailed disclosure of specific individual performance goals included in the Cash Incentive Program is not required in order to provide investors with an understanding of the material aspects of each named executive officer’s total compensation or Akamai’s compensation program generally. As indicated in the chart above, payments under the Cash Incentive Program in 2006 related to achievement of individual performance goals represented less than 6.5% of each named executive officer’s total 2006 compensation. Each individual’s performance-related goals include several elements, no one of which is determinative of whether he or she achieved the totality of the individual goals. No weighting is given to individual elements. Accordingly, no one element of the individual performance goals is material to eligibility for a bonus payout under the Cash Incentive Program or the amount of any such payout. While the Company has elected to provide an overview of the types of elements comprising individual performance goals and, in future filings, would expand such overview to be consistent with that set forth in the Original Response Letter, a detailed and specific articulation of such elements would not materially increase investors’ understanding of the compensation of Akamai’s named executive officers.

Discussion of Competitive Harm

In the Original Response Letter, we provided an analysis of the types of competitive injury that would arise from the disclosure of detailed personal performance objectives. As previously indicated, in

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almost all instances, the named executive officers’ goals require the individual to shepherd enhancements to Akamai’s operations to enable us to be more competitive in the marketplace and include confidential information about Akamai’s priorities, method of implementing strategy and management techniques.

Background on Akamai

The Company believes that, in order to understand the competitive harm it would face from disclosure of the confidential information included in the individual performance goals, it would be helpful to provide some background about Akamai’s business. Akamai provides services for businesses, government agencies and other enterprises that want to use their Websites to reach new and existing customers, partners and suppliers. If you are watching a sporting event online, Akamai may be the company providing the streaming to enable online viewing. If you are buying a present at an online retailer, Akamai may be helping the customer operate the shopping cart. If you are reading a news story on the Web, Akamai may be sending you the images and text. Akamai’s solutions are designed to help customers overcome the technical and security problems inherent in the Internet so that they can rely on the Web to conduct more of their operations.

Many people do not realize that the Internet is not one cohesive network; instead, it is a collection of thousands of networks that inter-connect with one another in various ways. These networks are managed by many different types of entities, including for-profit telecommunications companies, non-profit universities and other institutions and internet service providers, or ISPs, that are geared toward servicing individual subscribers. These entities often have very different business models or goals that influence how they price access to their networks, whether they will inter-connect with rival networks and how they prioritize Internet traffic that they handle. There are no rules governing the treatment of Internet traffic or network relationships. Consequently, the Internet itself is highly inefficient and was not designed to meet today’s business needs.

To overcome these inefficiencies and satisfy the demands of its customers, Akamai has established a globally distributed computing platform, based on nearly ten years of research and development, comprised of more than 28,000 computers, or servers, located in nearly 1,000 different third-party networks in approximately 70 countries. Akamai’s global footprint provides the Company with valuable insight into how segments of the Internet are functioning. In essence, Akamai is able to constantly re-generate its own map of the Internet. This enables the Company to have an understanding of how different types of entities that run networks interface with each other and how various segments of the Internet are operating at a given point in time. For example, Akamai may know that a network in central Europe in which it has located servers is not functioning well; in response, Akamai will route individual content requests away from that network and through an alternative network with which the Company has a relationship. This would result in an improved end user experience. Akamai can provide customers with insight into unusual Internet traffic patterns that suggest that a hacker is trying to overwhelm a site and bring it down. This information can help Akamai and its customers to take preventive measures to thwart the attack.

While the expertise described above enhances Akamai’s ability to attract customers and revenue, the Company believes that equally important is the fact that its global footprint enables the Company to manage its network costs on a cost-effective basis. The primary components of Akamai’s costs of revenues are amounts spent to purchase and deploy servers (including depreciation thereof) and bandwidth costs. Bandwidth costs represent amounts the Company needs to pay to hundreds of networks with which it has relationships. However, not all networks charge Akamai for access; some provide access for free. Among those that do charge, pricing can be highly variable and volume-dependent. It is

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crucial to Akamai’s profitability that it efficiently manage the cost-effective routing of its customers’ content over various networks. For example, if the Company is delivering a large media event and has the option of routing traffic over a network that charges it less than a different network (or charges nothing it all), Akamai will seek to reconfigure its platform to rely on the most cost-effective network. Companies without Akamai’s expansive relationships and insight into the functioning of the Internet are unable to pursue the same strategy in managing the inter-relationships of Internet routing patterns and bandwidth costs.

The Company believes that it has chosen the best strategy to meet the challenges of the Internet as a medium for conducting business. Akamai’s ability to execute, therefore, depends on, among other things, hiring and retaining talented technology professionals who understand the Internet and can develop patentable technology; negotiating cost-effective relationships with hundreds of network providers; and aligning its technology with components of its costs of revenues. Then, the Company needs to be able to sell high-quality services at prices that are competitive with many different types of competition including: entities that seek to offer a less-sophisticated version of the Company’s services; providers of hardware-based solutions; in-house IT departments that rely on internally-developed Internet management solutions; smaller entities that specialize in discrete areas that form part of Akamai’s broader solutions (e.g., a streaming company that offers simplified technology without the data and complementary services provided by the Company); and companies that seek to copy Akamai’s approach.

In sum, the use of the Internet for commercial purposes has created a new and rapidly changing market that is becoming increasingly attractive to companies seeking to exploit the new opportunities. If other companies had Akamai’s understanding of the market and its potential and ways to exploit that, a greater number of them would enter the market. These new entrants could have much greater resources than Akamai and, in any case, would represent clear competitive harm. To meet this challenge, Akamai needs to preserve its unique understanding of the way the Internet works and be able to confidentially develop strategies to address the commercial challenges of the Web. All of the Company’s current and future competitors face the same challenges.

Individual Performance Goals

The individual performance goals included in the Cash Incentive Plan are designed to address and further the Company’s strategies for meeting the challenges described above. Inherent in the goals themselves is information reflective of Akamai’s understanding of the present state of the commercial Internet and its assessment of steps needed to achieve future success in the market. To reveal the details of the strategies reflected in individual elements of the goals would make meeting these challenges much more difficult. Conversely, such disclosure would provide a road map for other companies to enable them to address the challenges more easily based on insight gleaned from Akamai. The resulting competitive harm to Akamai can be illustrated for the goals for each of the named executive officers as described in the Original Response Letter and the 2007 Proxy Statement:

•	Mr. Sagan’s goals included those relating to strategic planning and organizational structuring.

Public disclosure of the specific areas to which the Company wishes its CEO to dedicate strategic planning would provide vital insight into Akamai’s perspectives on the future of commercial operations on the Internet. The release of this valuable commercial information would cause competitive harm to the Company. First, such insight would be of tremendous value to companies that are currently operating in markets in which Akamai has operations or markets into which Akamai may be considering operations. Perhaps more importantly, it would be likely to entice new entrants into markets that Akamai may see as

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developing in the future. Similarly, public disclosure of the specific areas to which the Company wishes its CEO to dedicate organizational structuring initiatives, including technology strategy and alignment with anticipated growth areas, would provide important insight into the ways the Company views both its key personnel and the way to best structure its operations to function efficiently. Such insight would enable competitors to restructure their operations in a way that leverages the insight previously developed by Akamai at great time and expense.

•	Ms. Haratunian’s goals included those relating to enhancing the Company’s patent portfolio and managing the Company’s legal matters.

Public disclosure of details about the Company’s legal strategies in the areas of patent protection and oversight of legal areas generally would harm Akamai by providing competitors with meaningful insight into Akamai’s strategies for addressing the areas discussed above: developing and protecting the value of innovative technology solutions; operating efficiencies; and approaches to new markets. With such information, competitors could realign their research priorities to mirror Akamai’s approach, take steps to enter into new markets of which they may have been unaware absent Akamai’s disclosure of its goals; and alter their approaches to legal issues. As a result, competitors would have the benefit of Akamai’s experience and expertise for use against the Company.

•	Mr. Hughes’s goals included those relating to marketing organization development.

Public disclosure of the specific marketing- and sales-related areas to which the Company wishes its Executive Vice President of Sales, Services & Marketing to dedicate strategic planning efforts would provide competitors with vital insight into the ways in which Akamai operates its business. Any release of this information would cause Akamai competitive harm because disclosure of these priorities would enable competitors to realign their focuses to more closely match Akamai’s and would provide insight into Akamai’s strategy to retain existing customers and entice new ones. Disclosure of such information could also lead to the release of confidential information about Akamai’s view of the future of the Internet as a commercial market, which could entice new entrants.

•	Mr. Schoettle’s goals included those relating to service quality and cost savings.

Mr. Schoettle’s goals incorporate specific internal expense and performance metrics. Public disclosure of the details of internal cost reduction goals would give competitors crucial information that may enable them to negotiate better deals with their network partners which, in turn, could allow them to lower their prices. It would also provide Akamai suppliers with information they could use in negotiations against the Company, which could make it more expensive to Akamai to operate efficiently which, in turn, would harm Akamai’s ability to compete on the basis of price. Disclosure of the details of performance improvement metrics would provide competitors with insight into the Company’s technological approach that they could use to try to entice customers away from Akamai or that they could seek to replicate in an attempt to mirror the Company’s technology. In both cases, therefore, Akamai would suffer competitive harm.

•	Mr. Sherman’s goals included those relating to financial controls and compliance.

Public disclosure of specific financial controls and compliance strategies would provide competitors with key insight into the ways in which Akamai operates its business. For example, financial organization objectives may be tied to strategic initiatives in other departments of the Company. An articulation of these objectives would provide competitors with insight into these other initiatives and

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could enable them to realign their focuses to match more closely Akamai’s. Any release of this information would, therefore, cause Akamai competitive harm.

Like most technology companies, Akamai view its employees as its most important asset and retention of key employees as vital. As noted in the Original Response Letter, the Company believes that releasing detailed information about the named executive officers’ individual performance expectations would provide crucial information to competitors that may be looking to defeat Akamai in the marketplace. Such data would provide a competitor with detailed information about the Company’s understanding of an executive’s strengths and abilities. With such data, a competitor could learn that Akamai relies on a particular executive’s expertise in an area and become more likely to lure executive officers away from Akamai. The Letter notes that it is unclear how potential raiding of Akamai personnel could be a significant factor given the actual compensation disclosed in the 2007 Proxy Statement. In the context of the Cash Incentive Program, however, the value of the confidential information stems less from the amount of compensation – as noted above the individual elements of compensation are not material to the determination of payments under the Cash Incentive Plan – than to insight about the executive officer’s role in the Company and his or her value to an organization operating in Akamai’s market.

Based on the case law in this area, including those decisions cited in the Original Response Letter, the Company believes that excluding the confidential information discussed above is appropriate.

RSUs

The cumulative revenue and normalized earnings per share (“EPS”) targets for 2006, 2007 and 2008 that determine vesting of the RSUs are sensitive, confidential financial information of the Company. The targets were established with the goal of incenting employees to work towards the long-term success of the Company in a way that aligns employees’ interests with those of the Company’s stockholders. The targets do not represent short-range financial guidance of the type that would be released to the investing public. Instead, they represent long-range prognostications generated on the basis of Akamai’s understanding of market trends in the industry in which it operates and that serve as tangible milestones for which employees can strive.

Materiality Analysis

Akamai has determined that it is more likely than not that the revenue and EPS targets reflected in the RSUs will be earned in 2009. As a result, the Company is accounting for the RSUs on that basis in the preparation of its financial statements and the 2007 Proxy Statement. In describing the RSU-component of the Grants of Plan-Based Awards table in the 2007 Proxy Statement, the Company stated: “Based on our 2006 performance, we believe it is likely that we will achieve the maximum deliverable amounts set forth in the terms of the Performance-Based RSUs. Accordingly, the grant date fair value of such awards reflected in column (l) of the table above assumes that the maximum number of Performance-Based RSUs will be issued.” The Company believes that the above statement includes all material information that is relevant to an investor’s understanding of the nature of the RSUs. Having indicated that the targets are likely to be achieved, Akamai would not be providing any significant additional information to investors if it were to identify the precise targets. The Company expects to include similar narrative disclosure in future filings about the likelihood or difficulty of achieving performance-based targets.

In connection with the Company’s discussion of the Cash Incentive Program in the 2007 Proxy Statement, it specifically detailed the 2007 revenue and EPS targets in the 2007 Proxy Statement. In the

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2008 Proxy Statement and going forward, the Company plans to publicly disclose any revenue or EPS targets applicable to the establishment of executive compensation from completed periods and, as noted above, the likelihood of achieving goals for future periods. The Company believes that such disclosure will provide investors with all material information necessary to evaluate the compensation earned by its named executive officers.

Competitive Harm Discussion

The Company points out that the specific revenue and EPS targets included in the RSUs were included in the form of RSU agreement filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K that was filed with the Commission on February 17, 2006. With the benefit of hindsight and experience, Akamai determined that its election to disclose such metrics without seeking confidential treatment failed to adequately take into account the competitive harm that would accrue to the Company. As a result, in connection with the filing of a similarly-structured form of RSU agreement entered into with its named executive officers in 2007, the Company sought confidential treatment of similar revenue and EPS metrics (i.e., metrics for the three-year period ending December 31, 2009) set forth in Exhibit 99.1 to Akamai’s Current Report on Form 8-K that was filed with the Commission on January 22, 2007. The Company’s arguments in favor of confidential treatment mirrored those set forth in the Original Letter. The Commission granted such request on November 14, 2007.

Akamai Background

The Company believes that, as a prelude to discussion of competitive harm faced by Akamai if it is required to disclose forward-looking revenue and EPS projections that form the basis of portions of its executive compensation program, it would be helpful to the Staff to provide some background on Akamai’s historical financial performance to supplement the discussion above concerning the markets in which Akamai operates. Set forth below is a chart that reflects Akamai’s revenues and basic earnings per share for the preceding six fiscal years as set forth in its annual reports on Form 10-K filed with the Commission.

	2006	2005	2004	2003	2002	2001
	(in thousands, except EPS data)
Revenues	$428,672	$283,115	$210,015	$161,259	$144,976	$163,214
Basic net income (loss) per weighted average share	$0.37	$2.41	$0.28	$(0.25)	$(1.81)	$(23.59)

Period-over-period revenue growth has been inconsistent across the periods reflected. While the Company became profitable in 2004, Akamai’s earnings per share, calculated in accordance with generally accepted accounting principles, have been variable. Such inconsistency and unpredictability is unsurprising given that Akamai’s content and application delivery services are part of an industry that fundamentally did not exist until recently. The future direction and growth of the markets in which the Company currently operates – and the resultant future impact on the Company’s revenue and EPS — are uncertain.

As discussed in the context of the Cash Incentive Program above, Akamai has been developing solutions for commercial use of the Internet for nearly ten years – a period considerably longer than that of any of our current competitors. The Company’s long-standing presence in this industry has enabled it

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to establish relationships with networks, innovators developing new types of content to be delivered over the Internet and technology providers focused on developing solutions that increase security protections, techniques for monetizing content and making the Internet easier to use. These relationships provide vital information about the potential future directions for the Internet in terms of network growth, pricing and overall use worldwide.

EPS and Revenue Targets

In developing the EPS and revenue targets applicable to vesting of the RSUs in the face of such uncertainty, the Company has applied its knowledge of, and valuable experience in, the commercial Internet market. Akamai believes that the information inherent in these targets represents a valuable competitive advantage. This information incorporates the Company’s understanding about pricing tends, expense trends, estimates of future market size and assessments about new markets into which Akamai might enter, all of which is the product of Akamai’s unique industry expertise and experience. Public disclosure of the ultimate targets would give existing competitors and potential competitors vital insight into Akamai’s operations and market understanding that will cause the Company competitive harm.

More specifically, releasing three-year cumulative projected revenue targets would provide existing and potential competitors with Akamai’s projections about the potential growth of the markets in which Akamai currently operates or may expand into in the future. Gaining knowledge of Akamai’s understanding of the potential size of its future revenues would enable competitors to adjust their strategic approach to hiring, spending and marketing, all in an effort to harm Akamai competitively. To the extent that target revenue growth is greater than that reflected in, or suggested by, trends shown in the chart above, other companies may seek to enter the content and application delivery market to wrest market share away from Akamai. Such new entrants may be stronger than the Company or more familiar to current and potential Akamai customers. Alternatively, other persons could interpret information to mean that the content and application delivery market could not support Akamai’s revenue and EPS estimate; therefore, competitors could be enticed to pursue new markets that Akamai is considering in efforts to expand sources of revenue growth.

If coupled with a dissemination of the three-year revenue target, public disclosure of a specific three-year EPS target would enable Akamai’s competitors and suppliers to gain valuable insight into Akamai’s understanding of future pricing and expense trends. As indicated in the Cash Incentive Plan discussion above, most of Akamai’s costs of revenues is attributable to bandwidth costs and purchases and depreciation of servers. Thus, there are fewer variables affecting Akamai’s bottom-line than other companies typically see. If projected EPS growth is inconsistent with that previously experienced or varies in a substantial way from the historical relationship with revenue, competitors and suppliers would glean important industry knowledge. Such information could also improve the bargaining position of the Company’s network suppliers. Higher network costs would make it more difficult for Akamai to compete effectively with other companies, which could harm Akamai’s profitability. Information about projected pricing trends would enable competitors to have more information when approaching new customers, including existing Akamai customers, enhancing efforts to limit Akamai’s revenue opportunities.

In essence, the target revenue and EPS numbers reflected in the RSUs represent the distillation of Akamai’s understanding of the markets in which it currently operates and markets that it may pursue in

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the future. Public disclosure of such metrics would represent an invitation to competitors to reverse-engineer Akamai’s accumulated know-how and expertise at little to no cost or expense of time. Given the high concentration of Akamai’s costs in items that are directly tied to bandwidth pricing and costs of expansion (i.e., the purchase of additional servers for deployment), such reverse engineering is not speculative.

Additionally, as noted in the Original Comment Letter and in the discussion of the Cash Incentive Program, the competitive harm arising from the public disclosure of information providing insight into Akamai’s operations and strategy is amplified by the potential impact on the Company’s ability to retain key employees. The Letter notes that it is unclear how potential raiding of Akamai personnel could be a significant factor given the actual compensation disclosed in the 2007 Proxy Statement. Akamai points out that the 2007 Proxy Statement contains information about historical compensation paid or awarded to the named executive officers. The financial metrics included in the RSUs involves compensation that will be earned over time into the future. Precise information about the targets would enable a competitor to offer an Akamai employee enticements that are much more directly tailored to his or her situation than if public disclosure were not made.

The Company expects to include narrative disclosure in future filings about the likelihood or difficulty of achieving financial targets such as those incorporated in the RSU vesting provisions. With such information and as indicated in the Original Response Letter, a reasonable investor would not regard any of the specific financial information represented in the RSU target metrics, or all of such information collectively, as significantly altering the total mix of information that is available about the Company. Based on the case law in this area, including those decisions cited in the Original Response Letter, the Company believes that excluding the confidential metrics discussed above is appropriate.

2005 Stock Options

With respect to the 2005 Stock Options referenced in Comment 9 of the Original Letter, Akamai points out that Item 404(b)(1) requires discussion of compensation awarded to, earned by, or paid to the named executive officers during the year ended December 31, 2006 unless material to an understanding of compensation for the prior year. The 2005 Stock Options were awarded to Akamai’s named executive officers in 2005. Any acceleration provisions would be triggered and, therefore, earned in 2007. Accordingly, the future financial targets included in the 2005 Stock Options do not affect 2006 compensation and are not material to an understanding of such compensation. If such targets are reached such that the vesting acceleration provisions are triggered, Akamai will disclose such targets in its 2008 Proxy Statement. The Company believes that such disclosure will provide investors with all material information necessary to evaluate the compensation earned by its named executive officers.

Given that the financial metrics excluded from public disclosure of the terms of the 2005 Stock Options are also based on revenue and EPS projections, the Company believes that the analysis set forth above with respect to the RSUs applies with equal force to the 2005 Stock Options.

The Company expects to include narrative disclosure in future filings about the likelihood or difficulty of achieving financial targets such as those incorporated in the RSU vesting provisions. With such information and as indicated in the Original Response Letter, a reasonable investor would not regard any of the financial information represented in the 2005 Stock Option target metrics, or all of such

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information collectively, as significantly altering the total mix of information that is available about the Company. Based on the case law in this area, including those decisions cited in the Original Response Letter, the Company believes that excluding the confidential targets discussed above is appropriate.

* * *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone the undersigned at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc:	Paul Sagan
President and CEO
Melanie Haratunian
Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP